WAL★MART
México

07023088

FILE N°
82-4609

RECEIVED
2007 MAY -1 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- First quarter 2007 consolidated financial statements.
- Press release report results for the first quarter 2007.
- Press release where inform the result of it dividend payment process.

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 1 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006 | CONSOLIDATED

(Thousands of Mexican Pesos) | Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	94,092,868	100	85,537,898	100
s02	CURRENT ASSETS	31,080,018	33	28,932,827	34
s03	CASH AND SHORT-TERM INVESTMENTS	10,935,830	12	11,516,055	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	640,791	1	573,610	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,535,949	3	2,149,356	3
s06	INVENTORIES	16,395,286	17	14,243,480	17
s07	OTHER CURRENT ASSETS	572,162	1	450,326	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	63.012.850	67	56.605.071	66
s13	LAND AND BUILDINGS	61,147,724	65	55,405,079	65
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	22.700.049	24	20.570.092	24
s16	ACCUMULATED DEPRECIATION	22,431,737	24	21,216,075	25
s17	CONSTRUCTION IN PROGRESS	1,596,814	2	1,845,975	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	37,676,038	100	33,371,046	100
s21	CURRENT LIABILITIES	29,632,099	79	27,021,493	81
s22	SUPPLIERS	20,143,616	53	18,480,631	55
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	524,978	1	1,436,615	4
s26	OTHER CURRENT LIABILITIES	8,963,505	24	7,104,247	21
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	8,043,939	21	6,349,553	19
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	56,416,830	100	52,166,852	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	56,416,830	100	52,166,852	100
s36	CONTRIBUTED CAPITAL	18,718,994	33	17,114,787	33
s79	CAPITAL STOCK	19,757,967	35	17,598,754	34
s39	PREMIUM ON ISSUANCE OF SHARES	(1,038,973)	(2)	(483,967)	(1)
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	37,697,836	67	35,052,065	67
s42	RETAINED EARNINGS AND CAPITAL RESERVES	49,296,335	87	45,946,353	88
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,598,499)	(21)	(10,894,288)	(21)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,935,830	100	11,516,055	100
s46	CASH	69,106	1	53,070	0
s47	SHORT-TERM INVESTMENTS	10,866,724	99	11,462,985	100
s07	OTHER CURRENT ASSETS	572,162	100	450,326	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	572,162	100	450,326	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	29,632,099	100	27,021,493	100
s52	FOREIGN CURRENCY LIABILITIES	1,701,705	6	1,416,563	5
s53	MEXICAN PESOS LIABILITIES	27,930,394	94	25,604,930	95
s26	OTHER CURRENT LIABILITIES	8,963,505	100	7,104,247	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,963,505	100	7,104,247	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	8,043,939	100	6,349,553	100
s66	DEFERRED TAXES	5,697,215	71	4,581,158	72
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	81,730	1	35,819	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,264,994	28	1,732,576	27
s79	CAPITAL STOCK	19,757,967	100	17,598,754	100
s37	CAPITAL STOCK (NOMINAL)	11,025,206	56	8,800,491	50
s38	RESTATEMENT OF CAPITAL STOCK	8,732,761	44	8,798,263	50

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	49,296,335	100	45,946,353	100
s93	LEGAL RESERVE	3,961,613	8	3,526,981	8
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	42,391,268	86	39,884,489	87
s45	NET INCOME FOR THE YEAR	2,943,454	6	2,534,883	6
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,598,499)	100	(10,894,288)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,598,499)	100	(10,894,288)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	193,400	162,064
s63	OTHER LOANS WITH COST	2,264,994	1,732,576
s72	WORKING CAPITAL	1,447,919	1,911,334
s73	PENSIONS AND SENIORITY PREMIUMS	271,471	239,128
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	149,584	129,817
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,541,393,568	8,621,223,770
s78	REPURCHASED SHARES (*)	26,025,000	24,692,500
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	50,097,867	100	43,932,334	100
r02	COST OF SALES	39,498,344	79	34,565,468	79
r03	GROSS PROFIT	10,599,523	21	9,366,866	21
r04	OPERATING EXPENSES	6,858,959	14	6,103,547	14
r05	OPERATING INCOME	3,740,564	7	3,263,319	7
r06	INTEGRAL FINANCING COST	(389,486)	(1)	(398,616)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	4,130,050	8	3,661,935	8
r08	OTHER EXPENSE AND INCOME (NET)	41,920	0	103,111	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	4,088,130	8	3,558,824	8
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,144,676	2	1,023,941	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,943,454	6	2,534,883	6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,943,454	6	2,534,883	6
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,943,454	6	2,534,883	6
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	2,943,454	6	2,534,883	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	2,943,454	6	2,534,883	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	50,097,867	100	43,932,334	100
r21	DOMESTIC	50,097,867	100	43,932,334	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	(389,486)	100	(398,616)	100
r24	INTEREST EXPENSE	0	0	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	30,943	(8)	17,753	(4)
r26	INTEREST INCOME	290,548	(75)	301,537	(76)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(4,109)	1	(35,721)	9
r28	RESULT FROM MONETARY POSITION	(125,772)	32	(79,111)	20
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,144,676	100	1,023,941	100
r32	INCOME TAX	1,204,550	105	1,134,038	111
r33	DEFERRED INCOME TAX	(59,874)	(5)	(110,097)	(11)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	207,166,218	178,482,416
r39	OPERATING INCOME (**)	16,759,119	13,613,959
r40	NET INCOME OF MAJORITY INTEREST (**)	12,959,850	10,489,126
r41	NET CONSOLIDATED INCOME (**)	12,959,850	10,489,126
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	870,014	806,164

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 1 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	50,097,867	100	43,932,334	100
rt02	COST OF SALES	39,498,344	79	34,565,468	79
rt03	GROSS PROFIT	10,599,523	21	9,366,866	21
rt04	OPERATING EXPENSES	6,858,959	14	6,103,547	14
rt05	OPERATING INCOME	3,740,564	7	3,263,319	7
rt06	INTEGRAL FINANCING COST	(389,486)	(1)	(398,616)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	4,130,050	8	3,661,935	8
rt08	OTHER EXPENSE AND INCOME (NET)	41,920	0	103,111	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	4,088,130	8	3,558,824	8
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,144,676	2	1,023,941	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,943,454	6	2,534,883	6
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,943,454	6	2,534,883	6
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,943,454	6	2,534,883	6
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,943,454	6	2,534,883	6
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	2,943,454	6	2,534,883	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

WAL - MART DE MEXICO, S.A.B. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	50,097,867	100	43,932,334	100
rt21	DOMESTIC	50,097,867	100	43,932,334	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(389,486)	100	(398,616)	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	30,943	(8)	17,753	(4)
rt26	INTEREST INCOME	290,548	(75)	301,537	(76)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(4,109)	1	(35,721)	9
rt28	RESULT FROM MONETARY POSITION	(125,772)	32	(79,111)	20
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,144,676	100	1,023,941	100
rt32	INCOME TAX	1,204,550	105	1,134,038	111
rt33	DEFERRED INCOME TAX	(59,874)	(5)	(110,097)	(11)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	870,014	806,164

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	2,943,454	2,534,883
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	806,052	698,392
c03	RESOURCES FROM NET INCOME FOR THE YEAR	3,749,506	3,233,275
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,072,936)	(4,062,681)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(323,430)	(829,406)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	16,571	87,632
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,409,043)	(757,582)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,392,472)	(669,950)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,486,086)	(1,870,267)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(4,201,988)	(3,369,623)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,137,818	14,885,678
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,935,830	11,516,055

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	806,052	698,392
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	870,014	806,164
c41	+ (-) OTHER ITEMS	(63,962)	(107,772)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,072,936)	(4,062,681)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	677,180	40,421
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,670,013	529,603
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(11,726)	69,348
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(5,984,748)	(2,994,246)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(423,655)	(1,707,807)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	16,571	87,632
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	16,571	87,632
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,409,043)	(757,582)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(1,409,043)	(757,582)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,486,086)	(1,870,267)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,759,329)	(1,527,417)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	61,644	294,834
c39	+ (-) OTHER ITEMS	(788,401)	(637,684)

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.51		$ 1.21	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 1.51		$ 1.21	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 6.61		$ 6.05	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.51		$ 0.38	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	7.13	times	4.95	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	31.29	times	24.88	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.87	%	5.76	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.97	%	20.10	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.77	%	12.26	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.27	%	3.12	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.20	times	2.08	times
p07	NET SALES TO FIXED ASSETS (**)	3.28	times	3.15	times
p08	INVENTORIES TURNOVER (**)	9.53	times	9.87	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1.00	days	1.02	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	40.04	%	39.01	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.66	times	0.63	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.51	%	4.24	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.49	times	5.34	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.04	times	1.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.49	times	0.54	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.82	times	0.86	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	36.90	%	42.61	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.48	%	7.35	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.12)	%	(9.24)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(1.19)	%	(13.08)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	101.19	%	113.08	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	70.76	%	81.66	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE PREMIUM ON SALE OF SHARES LINE THAT APPEARS IN CONSOLIDATED BALANCE SHEETS INCLUDES THE STOCK OPTION PLAN FUND FOR PERSONNEL DURING BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: FROM JANUARY 1° TO MARCH 5, THEY WERE REPURCHASED OF ITS OWN SHARES, BY AN AMOUNT OF PS. 702,640 (NOMINAL) WITH AFFECTATION TO THE AUTHORIZED AMOUNT IN 2006, IS AS FOLLOWS:

	UNTIL MARCH 5
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	PS.(35,302)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(667,338)
TOTAL	PS.(702,640)

AFTER TO THE SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007, THEY WERE REPURCHASED OF ITS OWN SHARES BY AN AMOUNT OF PS. 704,623 (NOMINAL), AFFECTING TO THE AUTHORIZED AMOUNT IN THIS MEETING. THE AVAILABLE BALANCE AS OF MARCH 31, 2007 IS AS FOLLOWS:

	AFTER MARCH 6
AUTHORIZED AMOUNT	PS. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(36,065)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(668,558)
AVAILABLE BALANCE FOR REPURCHASE OF SHARES	PS. 7,295,377)

THE RESTATED AMOUNT FOR THIS CONCEPT IS TO PS. (1,780).

NOTE 4 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 5- OTHER EXPENSE AND INCOME (NET)

r08: THIS CONCEPT INCLUDES PROFIT SHARING TRUST BY PS. 12,048 IN 2007 AND PS. 10,947 IN 2006, WHICH IT LEAVES RECOGNIZE AS INCOME TAX, ACCORDING TO INIF 4 "PRESENTATION IN THE STATEMENT OF INCOME ABOUT PROFIT SHARING TRUST" IN FORCE SINCE JANUARY 1, 2007.

NOTE 6 - BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL STATE OF PS. 70,579 IN 2007 AND PS. 72,990 IN 2006, ALSO INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND OF PS. 717,822 IN 2007 AND PS. 564,694 IN 2006.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST RETAINED EARNINGS AND CAPITAL STOCK.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	22.68%	19.99%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.20%	12.80%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.27 TIMES	2.18 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.44 TIMES	3.36 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.06 TIMES	6.06 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DURING THE 1ST QUARTER, TOTAL WALMEX SALES SUMMED $49,908 MILLION PESOS, $6,154 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 18.7% IN NOMINAL TERMS AND 14.1% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 10.3% AND 5.9% IN REAL TERMS COMPARED TO LAST YEAR'S RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES DURING THE 1ST QUARTER INCREASED 15.1% REGARDING LAST YEAR'S FIGURES. THE AVERAGE TICKET DECREASED 1%.

GROSS MARGIN WAS 21.2%, 10 BASIS POINTS LOWER THAN 2006. IN MONETARY TERMS, GROSS PROFIT WAS 13% HIGHER THAN LAST YEAR.

GENERAL EXPENSES REPRESENTED 13.7% OF TOTAL REVENUES, 20 BASE-POINTS BELOW RESULTS FOR 2006. OPERATING INCOME GREW 15% THUS REPRESENTING 7.5% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 13% IN REAL TERMS, WHICH IS 9.2% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JANUARY-MARCH PERIOD TOTALED $2,943 MILLION PESOS, WHICH REPRESENTS 5.9% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 16% IN REAL GROWTH OVER THE PREVIOUS YEAR.

OUR EXPANSION PROGRAM FOR 2007 CONTEMPLATES THE OPENING OF A TOTAL OF 125 UNITS, 17 OF WHICH WERE OPENED DURING THIS 1ST QUARTER: 7 BODEGAS AURRERA, 1 SAM'S CLUB, 1 WAL-MART SUPERCENTER, 1 SUPERAMA, 4 SUBURBIA STORES AND 3 RESTAURANTS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE A 14.4% INCREASE IN STORES INSTALLED CAPACITY AND 6.1% IN RESTAURANT SEATING.

AS OF MARCH 31, 2007, CASH ON HAND FOR THE COMPANY AMOUNTED TO $10,936 MILLION PESOS, AFTER HAVING INVESTED DURING THIS 1ST QUARTER $1,759 MILLION PESOS IN FIXED ASSETS AND PAID $1,409 MILLION PESOS FOR THE REPURCHASE OF 31 MILLION SHARES.

MEXICO CITY, APRIL 24, 2007

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

THE CURRENT FISCAL YEAR FINANCIAL INFORMATION AS WELL AS PREVIOUS ONE ARE RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT MARCH 31, 2007, USING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES OBSERVED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE DESCRIBED BELOW:

A. THE MEXICAN FINANCIAL REPORTING STANDARDS (FRS), ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, A.C. OR CINIF), REPLACED THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) USED THROUGH DECEMBER 31, 2005. WHEN GENERAL REFERENCE IS MADE TO ANY OF THE DOCUMENTS COMPRISING THE FRS, IT WILL BE UNDERSTOOD THAT THEY REFER EITHER TO THE STANDARDS ISSUED BY THE CINIF OR THE MEXICAN ACCOUNTING BULLETINS ORIGINALLY ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT WERE TRANSFERRED TO THE CINIF. HOWEVER, WHEN SPECIFIC REFERENCE IS MADE TO ANY OF THE DOCUMENTS INCLUDED IN THE FRS, THEY WILL BE DESIGNATED BY THEIR ORIGINAL NAME; IN OTHER WORDS, FRS OR BULLETIN, AS THE CASE MAY BE.

B. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL - MART DE MEXICO S.A.B. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

C. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10.

D. THE CONSOLIDATED STATEMENTS OF INCOME WAS PREPARED ACCORDING TO ITS FUNCTION, WHICH ALLOWS KNOWING THE COST OF SALES SEPARATED OF OTHER COSTS AND EXPENSES, IN CONFORMITY WITH FRS B-3 STATEMENT OF INCOME WENT INTO EFFECT AT JANUARY 1, 2007.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE FRS REQUIRES THE USE OF ESTIMATIONS IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM SUCH ESTIMATIONS.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE FAST INVETORIES TURNOVER, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

H. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD IN CONFORMITY WITH BULLETIN B-10.

THE PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

I.THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN BULLETIN D-5.

J. IN CONFORMITY WITH BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF THE LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

K. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

L. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

M. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED.

N. CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

O. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

P. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

Q. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIABILITIES DURING THE PERIOD.

R. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

S. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

T. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS.

U. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN BULLETIN B-5.

NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AS OF MARCH 31, 2007, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 258,810.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR PS. 2,366,985.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF MARCH 31, 2007, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 20,467,155
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	40,680,569
TOTAL PROPERTY	61,147,724
FIXTURES AND EQUIPMENT	22,700,049
ACCUMULATED DEPRECIATION	(22,431,737)
CONSTRUCTION IN PROGRESS	1,596,814
PROPERTY AND EQUIPMENT - NET	PS. 63,012,850

AS OF MARCH 31, 2007, PROPERTY AND EQUIPMENT INCLUDE PS. 3,650,301 OF INVESTMENTS DERIVED FROM CAPITAL LEASES. THE RELATED ACCUMULATED DEPRECIATION AGGREGATES PS. 981,033.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTIGENT LIABILITY AND COMMITMENTS:

AS OF MARCH 31, 2007, THERE ARE NOT CONTINGENT LIABILITIES.

AS OF MARCH 31, 2007, THE COMPANY HAS THE FOLLOWING COMMITMENTS:

1.PURCHASE ORDERS BY INVENTORIES AND PROPERTY AND EQUIPMENT, AS WELL AS MAINTENANCE SERVICES CONTRACTS FOR PS. 6,994,097.

2. THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES. AN ANALYSIS OF FUTURE MINIMUM COMPULSORY RENTAL PAYMENTS UNDER CAPITAL LEASES IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
APRIL 2007 - MARCH 2008	PS. 94,051
APRIL 2008 - MARCH 2009	PS. 83,732
APRIL 2009 - MARCH 2010	PS. 70,159
APRIL 2010 - MARCH 2011	PS. 54,458
APRIL 2011 - MARCH 2012	PS. 53,498
APRIL 2012 - AND THEREAFTER	PS.258,877

PROPERTY OPERATING RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE THREE-MONTH PERIOD ENDING ON MARCH 31, 2007 WAS PS. 357,872.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

AN ANALYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT YEARS IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
APRIL 2007 - MARCH 2008	PS. 193,400
APRIL 2008 - MARCH 2009	PS. 177,729
APRIL 2009 - MARCH 2010	PS. 156,677
APRIL 2010 - MARCH 2011	PS. 153,386
APRIL 2011 - MARCH 2012	PS. 158,229
APRIL 2012 - AND THEREAFTER	PS.1,618,973

RELATED PAYMENTS MADE FROM APRIL 2007 TO MARCH 2008 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 7 - INCOME TAX:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS OF THE THREE-MONTH PERIOD ENDING MARCH 31, 2007 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS. 1,204,550
DEFERRED INCOME TAX	(17,614)
SUBTOTAL	1,186,936
MONETARY POSITION GAIN ON INITIAL EFFECT AND NONMONETARY ITEMS OF DEFERRED INCOME TAX	(42,260)
TOTAL	PS. 1,144,676

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 5,547,171
INVENTORIES	1,288,143
RECOVERABLE ASSET TAX	(371,690)
OTHER ITEMS - NET	(766,409)
TOTAL	PS. 5,697,215

THE STATUTORY INCOME TAX RATE IS 28% SINCE 2007.

NOTE 8 - LABOR LIABILITIES:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. ALSO, RECOGNIZE THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS, IN CONFORMITY WITH BULLETIN D-3. THOSE CONCEPTS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDER'S EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDER'S EQUITY IS AS FOLLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS.11,025,206	PS. 8,732,761	PS.19,757,967
SHARES PLAN FUND	PS.(3,042,608)	PS.(260,637)	PS.(3,303,245)
PREMIUM ON SALE OF SHARES	807,172	1,457,100	2,264,272
PREMIUM ON SALE OF SHARES	PS.(2,235,436)	PS. 1,196,463	PS.(1,038,973)
LEGAL RESERVE	PS. 2,302,907	PS. 1,658,706	PS. 3,961,613
RETAINED EARNINGS FROM PREVIOUS YEARS	32,007,374	10,383,894	42,391,268
NET INCOME FOR THE YEAR	2,936,163	7,291	2,943,454
RETAINED EARNINGS AND CAPITAL RESERVES	PS.37,246,444	PS.12,049,891	PS.49,296,335

DURING THE THREE-MONTH PERIOD ENDING MARCH 31, 2007, WALMEX REPURCHASED 30,975,000 OF ITS OWN SHARES, WHICH 4,950,000 SHARES WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF MARCH 6, 2007. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 39,982 AND RESTATED CAPITAL STOCK BY PS. 31,385 (NOMINAL).

THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 140,770,282 WALMEX SHARES, OF WHICH 128,676,716 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANY'S EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, APPLIED ON A SUPPLETORY BASIS.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT A REGULAR SHAREHOLDERS' MEETING HELD ON MARCH 06, 2007:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2007 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS.8,000,000 (NOMINAL).

2. CANCELLATION OF 158,368,900 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS.434,632 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS.0.51 NOMINAL PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON MARCH 28, 2007 AND THE PS.0.51 NOMINAL PESOS PER SHARE. SUCH DIVIDEND WILL BE PAID ON APRIL 20, 2007.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.4,369,383 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 109,234,586 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN BULLETIN B-5. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT THREE-MONTH PERIOD ENDING MARCH 31, 2007 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	PS. 46,840,327	PS. 3,314,405
OTHER	3,257,540	426,159
CONSOLIDATED	PS. 50,097,867	PS. 3,740,564

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 11 - SUBSEQUENT FACTS:

ACCORDING TO FRS B-13 SUBSEQUENT EVENTS AT THE DATE OF THE FINANCIAL STATEMENTS WENT INTO EFFECT AT JANUARY 1, 2007, FROM APRIL 1 TO 23, 2007, WALMEX REPURCHASED 5,190,000 OF ITS OWN SHARES; THEY AMOUNT TO PS. 7,151 (NOMINAL).

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007, EXPIRED ON APRIL 17, 2007. THE COMPANY DELIVERED 44,921,618 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS. 2,047,527 (NOMINAL), AND CANCELED 64,312,968 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 2,321,856 (NOMINAL).

NOTE 12 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES FOR THREE-MONTH PERIOD ENDING MARCH 31, 2007 AND 2006, WERE APPROVED BY THE COMPANY'S BOARD DIRECTORS AT A MEETING HELD ON APRIL 24, 2007.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	843,193	99.99
REAL ESTATE	REAL ESTATE PROJECTS	19,456,432	99.99

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF-SERVICE STORE		0.00	0	17,805,647	0	0	0	0						
DEPARTAMENT STORE		0.00	0	685,415	0	0	0	0						
RESTAURANTS		0.00	0	170,541	0	0	0	0						
SELF-SERVICE STORE		0.00							0	1,419,047	0	0	0	0
DEPARTAMENT STORE		0.00							0	58,051	0	0	0	0
RESTAURANTS		0.00							0	4,915	0	0	0	0
TOTAL SUPPLIERS			0	18,661,603	0	0	0	0	0	1,482,013	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIAB.W/O		0.00	0	8,743,813	0	0	0	0						
OTHER CURRENT LIAB.W/O		0.00							0	219,692	0	0	0	0
TOTAL			0	27,405,416	0	0	0	0	0	1,701,705	0	0	0	0

NOTES

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	135,077	1,491,898	0	0	1,491,898
LIABILITIES POSITION	154,073	1,701,705	0	0	1,701,705
SHORT-TERM LIABILITIES POSITION	154,073	1,701,705	0	0	1,701,705
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(18,996)	(209,807)	0	0	(209,807)

NOTES

PS. 11.0448 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	21,741,378	35,473,492	(13,732,114)	0.52	(71,407)
FEBRUARY	19,282,705	30,148,955	(10,866,250)	0.28	(30,426)
MARCH	18,724,251	29,359,666	(10,635,415)	0.22	(23,398)
RESTATEMENT				0.00	(541)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(125,772)

NOTES

MONETARY LIABILITIES DO NOT INCLUDED THE INITIAL EFECT OF THE DEFERRED INCOME TAX PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,095,406	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	592,086	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,044,009	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	105,194	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	276,618	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	73,385	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					0

NOTES

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	49,907,501	0.0		
OTHER INCOME	0	190,366	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		50,097,867			

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	45	1,065,699,229	7,475,694,339	0	8,541,393,568	1,375,601	9,649,605
TOTAL			1,065,699,229	7,475,694,339	0	8,541,393,568	1,375,601	9,649,605

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,541,393,568

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

OUR EXPANSION PROGRAM FOR THE FOLLOWING 9 MONTHS INCLUDES THE OPENING OF 108 UNITS, HAVING 12% PROGRESS THUS FAR AS OF MARCH 31, 2007, PS. 1,241,490 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.0448 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
CURRENT ASSETS	US$ 135,077	PS.1,491,898
SUPPLIERS	US$ 134,182	PS.1,482,013
OTHER CURRENT LIABILITIES	US$ 19,891	PS. 219,692

DURING JANUARY - MARCH 2007, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 4,109 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

Our Vision is "Contribute towards improving the quality of life for Mexican families."

Wal-Mart de Mexico Reports Results for the First Quarter 2007

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, April 24, 2007

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the first quarter 2007. As a result of an 18.7% increase in sales over the previous year, 14.1% in real terms once the period's inflation is accounted for, and a lower level of operating expenses, operating income increased 15% in real terms versus the level achieved in 2006. EBITDA for the quarter amounted to $4,611 million pesos and represented 9.2% of total revenues, a growth in real terms of 13% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 10.3%, 5.9% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Consistent with our long-term vision, during this quarter we implemented a massive campaign of rollbacks in order to strengthen our competitive position in the market. These actions were well received by our clients as reflected on our real comp store sales growth of 5.9%. It is also important to highlight the volunteer work of our Associates; during the quarter 3,538 volunteers gave 18,687 hours of their time for 186 community involvement projects. In financial terms I would like to highlight the ROCE increase from 27.3% to 29.7% this quarter, as well as the ROE that reached 26.1% in this quarter and that compares favorably with the 22.1% for 2006".

Main figures are:

Results	2007		2006		Growth %	
January - March	*M$ Millions*	*%*	*M$ Millions*	*%*	*Nominal*	*After Inflation*
Net Sales	49,908		43,754		19	14
Other Income	190		178		11	7
Total Revenues	50,098	100.0	43,932	100.0	**19**	**14**
Cost of Sales	39,498	78.8	34,565	78.7	19	14
Gross Profit	10,600	21.2	9,367	21.3	18	13
Operating Expenses	6,859	13.7	6,104	13.9	17	12
Operating Income	3,741	7.5	3,263	7.4	**19**	**15**
EBITDA	4,611	9.2	4,069	9.3	**18**	**13**
Net Income	2,943	5.9	2,535	5.8	**21**	**16**
EPS for the quarter (in pesos)	0.344		0.293		**23**	**17**

The Company's cash position as of March 31, 2007 was $10,936 million pesos, equivalent to $990 million dollars.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación Wal*Mart

FILE Nº
82-4609


WAL*MART

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at March 31, 2007

	March 31,			
		2007		2006
Assets				
Current assets:				
Cash and cash equivalents	Ps.	10,935,830	Ps.	11,516,055
Accounts receivable - net		3,176,740		2,722,966
Inventories		16,395,286		14,243,480
Prepaid expenses		572,162		450,326
Total current assets		31,080,018		28,932,827
Property and equipment - net		63,012,850		56,605,071
Total assets	Ps.	94,092,868	Ps.	85,537,898
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	20,143,616	Ps.	18,480,631
Other accounts payable		9,488,483		8,540,862
Total current liabilities		29,632,099		27,021,493
Long-term other liabilities		2,264,994		1,732,576
Deferred income tax		5,697,215		4,581,158
Seniority premiums and others		81,730		35,819
Total liabilities		37,676,038		33,371,046
Shareholders' equity:				
Capital stock		19,757,967		17,598,754
Legal reserve		3,961,613		3,526,981
Retained earnings		45,334,722		42,419,372
Accumulated result of restatement		(11,598,499)		(10,894,288)
Premium on sale of shares		2,264,272		2,283,354
Employee stock option plan fund		(3,303,245)		(2,767,321)
Total shareholders' equity		56,416,830		52,166,852
Total liabilities and shareholders' equity	Ps.	94,092,868	Ps.	85,537,898

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Arguelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at March 31, 2007

	Three-month period ending on march 31, 2007	2006
Operating activities		
Net income	Ps. 2,943,454	Ps. 2,534,883
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	870,014	806,164
Seniority premiums and others	14,924	9,757
Deferred income tax	(78,886)	(117,529)
	3,749,506	3,233,275
Changes in:		
Accounts receivable	677,180	40,421
Inventories	1,670,013	529,603
Prepaid expenses	(11,726)	69,348
Accounts payable to suppliers	(5,984,748)	(2,994,246)
Other accounts payable	(423,655)	(1,707,807)
Resources used in operating activities	(323,430)	(829,406)
Financing activities		
Long-term other liabilities	16,571	87,632
Repurchase of shares	(1,409,043)	(757,582)
Resources used in financing activities	(1,392,472)	(669,950)
Investing activities		
Purchase of property and equipment	(1,759,329)	(1,527,417)
Sale and retirement of property and equipment	61,644	294,834
Property under capital lease	(70,579)	(72,990)
Employee stock option plan - net	(717,822)	(564,694)
Resources used in investing activities	(2,486,086)	(1,870,267)
Decrease in cash and cash equivalents	(4,201,988)	(3,369,623)
Cash and cash equivalents at beginning of period	15,137,818	14,885,678
Cash and cash equivalents at end of period	Ps. 10,935,830	Ps. 11,516,055

FILE N°
82-4609

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO INFORMS THE RESULT OF ITS DIVIDEND PAYMENT PROCESS

Mexico City, April 20, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX**), informs to shareholders and general public of the payment of dividends that took place today, as agreed during our March 6, 2007 Walmex Shareholders' Meeting. Shareholders could opt for dividend payment (**Coupon 45**) **in cash**, **Mx$ 0.51** per share, or to receive the payment **in stock** at a rate of one share for every **89.37** shares already owned.

In keeping with this, the owners of **4,014,650,051** shares expressed their decision to receive their dividend in stock, thus they will receive **44,921,618** shares.

As a result, the total number of shares outstanding as of today amounts to **8,581,125,186** shares in stock, thus representing the total capital stock for Wal-Mart de Mexico, S.A.B. de C.V.

Therefore, and pursuant to the tenth point in the agenda during the abovementioned Shareholders' Assembly, **64,312,968** shares that were neither subscribed nor delivered to shareholders are cancelled, as well as the proportional part of the increase in capital stock decreed during said Assembly meeting, thus complying with the payment of this dividend.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **910** units, broken down as follows:

266 Bodegas Aurrera
78 Sam's Clubs
119 Wal-Mart Supercenters
61 Superamas
65 Suburbias
321 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

END

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com